Exhibit 99.1

For immediate release Chennai, India, April 18, 2022

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April 18, 2022 | 8:30 AM ET

On the call: Mr. Raju Vegesna-Chairman, Mr. Kamal Nath-CEO & Mr. M P Vijay Kumar-CFO

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Sify reports Consolidated financial results for FY 2021-22

Revenues of INR 27026 Million. EBITDA of INR 6034 Million.

HIGHLIGHTS

•	Revenue was INR 27,026 Million, an increase of 11% over last year.
•	EBITDA was INR 6,034 Million, an increase of 19% over last year.
•	Profit before tax was INR 1,846 Million, an increase of 15% over last year.
•	Profit after tax was INR 1,353 Million, a decrease of 12% over last year. During the previous year the company had recognised deferred tax asset of INR 600 million based on assessment of reasonable certainty of future taxable income in the individual entities of the group.
•	CAPEX during the year was INR 7,144 Million.

(IN INR MILLION)	FY 2021-22	FY 2020-21
EQUITY	14,572	13,164

BORROWINGS
Long term	7,769	3,643
Short term	7,483	5,890

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “A string of legislation like the Data Accessibility and Use policy, the Personal Data protection bill, the Cybersecurity policy and the new Digital Law demonstrate the government’s intention to reassure MNC and Indian Enterprises that were cautious about India’s IT framework, ecosystem and regulations.

Over the past few years, the country has seen significant investment by Hyperscale operators who are convinced about the maturity of the IT fabric. That, and the government’s digital agenda, have turned India into a proving ground for the local startup ecosystem, considered the third largest in the world.

The timing and opportunity could not be better for Sify”.

Mr. Kamal Nath, CEO, said, “Enterprises across verticals are actively pursuing digital initiatives ranging from digitalisation of existing processes, digital intelligence of customer preferences, enhancement of digital experience for their consumers and launch of new digital businesses. Towards that end, all enterprises are investing in upgrading and augmenting their current infrastructure and making it digital-ready.

Our Cloud ready Data Centre and Network infrastructures, related digital infrastructure services and core digital services provide a great choice to our customers in enabling their initiatives and meeting their digital ambitions. Our growth story will continue to be built on these 3 strategic pillars - be it asset-led or asset-independent engagement models with our customers”.

Mr. M P Vijay Kumar, CFO, said, “2021-22 marked Sify’s commitment to sustainable investing, starting with the Data Center business. The adoption of renewable energy is proceeding along the stated timeline. Following the trifurcation of the businesses into separate legal entities, they are now free to pursue partnerships for technology and capital to build operating effectiveness while leveraging the benefits of a unified sales and marketing team to execute the go-to-market strategy. Over the long term, it will help us build more operating effectiveness, while retaining our identity as the only true converged ICT services player.

We continue to make selective investments, in particular on people and tools to meet the customer’s digital transformation demands. Our commitment to expand our Data Center footprint and Network remains while staying disciplined on the fiscal health.

Cash balance at end of the year was INR 4591 Million”

BUSINESS HIGHLIGHTS

•	Revenue from Data Center colocation services for FY 2021-22 grew by 35% over last year.

•	Revenue from Digital services for FY 2021-22 fell by 1% over last year

•	Revenue from Network centric services for FY 2021-22 grew by 7% over last year.

•	The Revenue split between the businesses for the year was Data Center colocation services 28%, Digital services 28% and Network centric services 44%.

•	Through the year, Sify has invested a total of USD 350,000 in startups in the Silicon Valley area as part of our Corporate Venture Capital initiative.

•	Sify commissioned a total of 11MW capacity across the country in the year.

•	As on March 31, 2022, Sify provides services via 816 fiber nodes and 1913 wireless base stations across the country, a 12% and 6% increase respectively over last year.

CUSTOMER ENGAGEMENTS

Among the most prominent signups during the year were the following.

Data Center colocation (Sify Infinit Spaces Limited)

•	Global leaders from social media, content streaming, Cloud Contact center, Cloud service platforms, Cloud security and payment gateways contracted for Data Center space.
•	Domestic migrants include the nodal agency for the Central bank, multiple private and public sector banks, the largest automotive finance company, an NBFC and a private ISP player.
•	Two public sector banks and one of India’s largest private bank migrated from their on- premise DC to Sify DC.
•	Migration from competition to Sify Data Center included the group company of one of India’s largest IT players, a state cooperative bank and a micro-banking startup.

Digital services (Sify Digital services Limited)

•	Migration from on-premise DC to our Cloud platform included one of India’s oldest MNC, the country’s largest FMCG player, an industrial engineering major, country’s premier consortium of commercial banks, two domestic private banking majors, a Middle Eastern bank and a premier English publication.
•	Greenfield cloud projects were commissioned for one of India’s oldest MNC, a pan-India health chain, a premier banking institute and one of the oldest English dailies.
•	Signup for services like DRaaS, PaaS and IaaS included the country’s largest private hospital chain, multiple logistics players and a medical research institution.
•	Among those who contracted to commission a Private cloud at their DC was one of the largest private insurance player, the country’s largest private bank and a prominent public sector finance institution.

•	Multi-year sign up for security services included two Indian MNCs, two public sector insurance majors and regional banks.
•	Sify’s Cloud-based backend supply chain integration platform was contracted by a retail major, healthcare leader, a financial service provider, a Japanese power products major and multiple non-banking finance companies.
•	More than half a million assessments were completed through the year.

Network (Sify Technologies Limited)

•	One of India's oldest steel majors contracted for a complete Network integration, including managed services.
•	India’s premier geospatial agency signed for a Global MPLS network.
•	An international banking major contracted for global connectivity to connect its sites in India to its global locations.
•	The country’s largest bank signed up for Internet and DDoS security services while an upcoming bank contracted Sify to consolidate their vendor network.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended March 2022	Quarter ended March 2021	Year ended March 2022	Year ended March 2021 (Audited)

Revenue	6,805	6,860	27,026	24,320
Cost of Revenues	(4,076)	(4,013)	(16,042)	(14,703)
Selling, General and Administrative Expenses	(1,194)	(1,394)	(4,950)	(4,532)

EBITDA	1,535	1,453	6,034	5,085

Depreciation and Amortisation expense	(855)	(801)	(3,298)	(2,836)
Net Finance Expenses	(268)	(196)	(1,026)	(790)
Other Income (including exchange gain)	56	63	136	156
Other Expenses (including exchange loss)	-	-	-	(15)

Profit before tax	468	519	1,846	1,600
Current Tax	(185)	(192)	(638)	(672)
Deferred Tax	42	577	145	603
Profit for the period	325	904	1,353	1,532

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	325	904	1,353	1,532
Add:
Depreciation and Amortisation expense	855	801	3,298	2,836
Net Finance Expenses	268	196	1,026	790
Other Expenses (including exchange loss)	-	-	-	15
Current Tax	185	192	638	672
Less:
Deferred Tax	(42)	(577)	(145)	(603)
Other Income (including exchange gain)	(56)	(63)	(136)	(156)
EBITDA	1,535	1,453	6,034	5,085
	-		-

About Sify Technologies

A Fortune India 500 company, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2021, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Lucia Domville +1-646-824-2856 Lucia.Domville@grayling.com	Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com